Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Reports US$186M Q1 Revenue, Up 62% YOY

Melbourne (Australia) and Indianapolis, IN (U.S.) – 22 April 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, Telix, the Company) today provides an update on its commercial and operational performance for the quarter ended 31 March 2025 (Q1 2025). All figures are in $US unless stated otherwise.

Strong Q1 2025 revenue growth
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Q1 2025 unaudited revenue of approximately $186 million represents an increase of 62% over the prior year corresponding quarter (Q1 2024: $115M) and a quarter-over-quarter increase of 31% (Q4 2024: $142 million) and includes:
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$151 million from global sales of Illuccix®, up 35% over the prior year corresponding quarter (Q1 2024: $112 million) and a quarter-over-quarter increase of 9% (Q4 2024: $139 million).
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$33 million from RLS Radiopharmacies (RLS) since the acquisition completed on 27 January 20251.

FY 2025 guidance reaffirmed
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Telix confirms FY 2025 revenue guidance of $770 million to $800 million2.
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Guidance reflects revenue from Illuccix® sales in jurisdictions with a marketing authorization, and 11 months of revenue from RLS1,3.
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Revenue guidance is expected to be updated at the appropriate time, following and subject to reimbursement for Gozellix® in the United States (U.S.) and Illuccix® in ex-U.S. markets.
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Telix confirms research and development (R&D) expenditure guidance, expecting a year-over-year increased investment range for FY 2025 of 20% to 25% compared to FY 2024.

Q1 2025 commentary and recent highlights
Telix Managing Director and Group CEO, Dr. Christian Behrenbruch, stated, “Illuccix has continued its momentum, gaining market share and maintaining price stability in a competitive landscape. Telix is the only company with two FDA4-approved PSMA-PET5 imaging agents – Illuccix and Gozellix – enabling us to broaden patient reach and maximize choice for our customers. The expansion of our commercial portfolio and launches of Illuccix into new international markets provides a foundation to diversify and grow revenue globally, while we continue to deliver on multiple catalysts in our pipeline. This quarter also includes the first two months of revenue from RLS since completion of our acquisition, highlighting its potential as a platform to drive further growth. This strategic acquisition has significantly expanded our manufacturing footprint in the U.S., which we believe is an increasingly important consideration amid changing global trade dynamics.”

1 Excludes revenue contribution from Illuccix® sales.
2 Refer to ASX disclosures 20 February 2025.
3 See Guidance Disclaimer for further information.
4 U.S. Food and Drug Administration.

Therapeutics business
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ProstACT™ Global, the Phase 3 trial of TLX591 (177Lu-rosopatamab tetraxetan), Telix’s prostate cancer therapy candidate, continues to recruit and remains on track to deliver a Part 1 readout (safety and dosimetry) in H1 2025.
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IPAX-Linz, a Phase 2 investigator-initiated trial of TLX101 (131I-iodofalan, or 131I-IPA), Telix’s brain cancer therapy candidate, reported positive preliminary results. Early efficacy from IPAX-1 was substantiated and TLX101 was found to be well tolerated in combination with external beam radiation therapy. No serious adverse events were reported in patients at first or second recurrence with high-grade gliomas (HGG), including glioblastoma, often after multiple resections6.
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Following consultations with the FDA, the Company remains on track to submit Investigational New Drug (IND) applications to enable pivotal trials for TLX101 and Telix’s kidney cancer therapy candidate (TLX250, 177Lu-DOTA-girentuximab) to commence this year, subject to regulatory approval.
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The first patient was dosed in the Phase 1 ZOLAR7 trial of TLX300-CDx (89Zr-olaratumab), which aims to validate the use of olaratumab, an antibody exclusively licensed from Eli Lilly and Company (Lilly), as a potential treatment for advanced, metastatic soft tissue sarcoma.
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Telix completed the acquisition of a suite of clinically validated FAP8-targeting therapeutic and precision medicine (diagnostic) radiopharmaceutical candidates. Telix has added the lead FAP-targeting therapeutic compound to its pipeline under the designation TLX400.
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Telix acquired the therapeutics assets of antibody engineering company ImaginAb, Inc. The transaction included a pipeline of next-generation therapeutic candidates, a proprietary novel biologics technology platform, and a protein engineering and discovery research facility in Los Angeles, California9, staffed by a talented team of discovery, protein engineering and radiopharmaceutical development experts who joined the Company on the ImaginAb acquisition closing.
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Telix announced that it has developed and validated a breakthrough generator technology for the production of lead-212 (212Pb) and successfully completed first production of this promising alpha-emitting therapeutic radioisotope10. The new generator technology, developed internally by Telix’s IsoTherapeutics team, significantly increases the amount of radioactivity, yield and shelf life compared to currently available 212Pb generators and provides an additional isotope supply for Telix’s next-generation targeted alpha therapy program.

Precision Medicine business
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On 21 March 2025, the FDA approved the New Drug Application (NDA) for Gozellix®11, Telix’s next-generation PSMA-PET imaging agent for prostate cancer that provides a longer shelf life of up to six hours and an extended distribution radius compared to existing gallium-based imaging products.
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Commercial launch of Gozellix® in the U.S. is expected to commence during Q2 2025 where Telix has appointed Cardinal Health, Inc. (Cardinal Health)12 and RLS Radiopharmacies as distribution partners.

5 Imaging of prostate-specific membrane antigen with positron emission tomography.
6 Telix ASX disclosure 16 April 2025.
7 Telix media release 1 April 2025. ClinicalTrials.gov ID: NCT06537596.
8 Fibroblast activation protein.
9 Telix ASX disclosure 13 January 2025.
10 Telix media release 13 March 2025.
11 Telix ASX disclosure 21 March 2025.
12 Telix media release 8 April 2025.

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Telix received a positive decision on the decentralized Marketing Authorization Application (MAA) for Illuccix® in the European Economic Area (EEA)13. Illuccix® also received MAA approval in the United Kingdom (UK) and Brazil. Country level approvals are now being implemented in the EEA, with approvals to date granted in Denmark, Ireland, Luxembourg, Malta, the Netherlands, Norway, and Sweden14.
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Illuccix® is now commercially available in Brazil, under the joint venture with R2PHARMA (Telix Innovations Brazil, Ltda.), and commercial launches will commence in the UK and in European markets where Illuccix® has received approval during Q2 2025.
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The FDA accepted the Biologics License Application (BLA) for Telix’s kidney cancer imaging candidate TLX250-CDx (Zircaix®15, 89Zr-DFO-girentuximab), granted a Priority Review, and provided a PDUFA16 goal date of 27 August 2025.
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The NDA for TLX101-CDx (Pixclara®15, 18F-floretyrosine or 18F-FET), Telix’s brain cancer imaging candidate, continues to progress with a PDUFA goal date of 26 April 2025.

Telix Manufacturing Solutions (TMS)
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In April, the TMS Brussels South facility (Seneffe) received notice of its GMP accreditation, enabling first commercial radiopharmaceutical dose production.
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Telix reaffirms that it does not expect any material impact on its business or supply chain as a result of the international trade tariffs announced by the U.S. government on 2 April 2025 (subject to a three-month delay) or the subsequent inclusion of pharmaceuticals. Telix has an extensive U.S.-based manufacturing and distribution infrastructure, including third-party manufacturing sites and radiopharmacy partner networks, for the production and delivery of its FDA-approved products Illuccix® and Gozellix®17.
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Telix also notes that it does not rely on rare earth elements of the kind utilized in semi-conductor supply chains and is therefore not impacted by the recent export controls imposed by the Chinese government this month.

Board renewal
Telix announced new Director appointments as part of a Board succession planning and renewal process18:
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H Kevin McCann AO will retire as a Non-Executive Director (NED) and Board Chairman on 21 May 2025, immediately following Telix’s Annual General Meeting.
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Tiffany Olson will be appointed Board Chair following Mr. McCann’s retirement.
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Marie McDonald joined the Board as a NED, effective 3 March 2025 and, on appointment, immediately succeeded Mr. McCann as Chair of the People Committee.
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Anne Whitaker joined the Board as a NED, effective 7 April 2025, and was appointed as a member of the Audit and Risk Committee and the People Committee.

Guidance disclaimer
The stated revenue guidance is based on expected global and domestic economic conditions and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. As such, investors are cautioned not to place undue reliance on this guidance and in particular Telix cannot guarantee a particular result. In compiling financial forecasts, a number of key variables that may have a significant impact on guidance have been identified and are listed below.

13 Telix ASX disclosure 17 March 2025.
14 Illuccix® received marketing authorization in the UK, Brazil, Denmark, Luxembourg, Malta, the Netherlands and Norway during Q1 2025. Illuccix® received marketing authorization in Ireland and Sweden on 4 and 11 April 2025, respectively.
15 Brand name subject to final regulatory approval.
16 Prescription Drug User Fee Act.
17 Telix ASX disclosure 7 April 2025.

Key variables that could cause actual results to differ materially include: the success and timing of research and development activities; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; competitive developments affecting our products; the ability to successfully market new and existing products; difficulties or delays in manufacturing; trade buying patterns and fluctuations in interest and currency exchange rates; legislation, regulation, or policy that affects product production, distribution, pricing, reimbursement, access or tax; acquisitions and divestitures; research collaborations; litigation or government investigations; and Telix’s ability to protect its patents and other intellectual property. See the Legal Notices section below for additional information, risks and assumptions.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).
Telix’s prostate imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the FDA19, the Australian Therapeutic Goods Administration (TGA)20, Health Canada21, the UK Medicines and Healthcare Products Regulatory Agency (MHRA)22, by the Brazilian Health Regulatory Agency (ANVISA)23, and in multiple countries within the European Economic Area (EEA)24. Illuccix® is currently in national approval review elsewhere in the EEA following a positive decentralized procedure (DCP) opinion by the German medical regulator, BfArM25. Gozellix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection) has been approved by the FDA26.
Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (99mTc) besilesomab, marketed under the brand name Scintimun®, is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area. No other Telix product has received a marketing authorization in any jurisdiction.
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

18 Telix ASX disclosure 26 February 2025.
19 Telix ASX disclosure 20 December 2021.
20 Telix ASX disclosure 2 November 2021.
21 Telix ASX disclosure 14 October 2022.
22 Telix ASX disclosure 13 February 2025.
23 Telix ASX disclosure 18 March 2025.
24 Denmark, Ireland, Luxembourg, Malta, the Netherlands, Norway and Sweden at time of release.
25 Telix ASX disclosure 17 January 2025.

Telix Investor Relations (U.S.)
Annie Kasparian
Telix Pharmaceuticals Limited
Director Investor Relations and Corporate Communications
Email: annie.kasparian@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2025 Telix Pharmaceuticals Limited. Telix Pharmaceuticals, Telix Group company, and Telix product names and logos are trademarks of Telix Pharmaceuticals Limited and its affiliates – all rights reserved. Trademark registration status may vary from country to country.

26 Telix ASX disclosure 21 March 2025.